FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	January 2011 — March 2011 results analysts’ presentation

ACTIVITY AND RESULTS First Quarter 2011 28 April 2011

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial positio n or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or o ther advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information conta ined in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 3 Group highlights Q1’11 Q1’11 Results - Group - Business areas 2011 Main trends Appendix

Highlights Q1’11 4 1 2 Solid profit generation Sharp increase in with improved capital ratios in the revenues: quarter: Attrib. profit: EUR 2,108 mill. Core capital: 9.66% 3 4 5 Group’s NPLs Better Further liquidity stabilising: strategic improvement : NPL ratio: 3.61% positioning: +EUR 20 billion SEB+BZWBK+Zurich

1 Solid profit generation 5 In Q1’11 solid generation of RECURRING RESULTS is maintained with EUR 2,108 million of attributable profit ... Group’s quarterly attributable profit EUR million 2,215 2,230 2,101 2,108 1,635 Q1’10 Q2 Q3 Q4 Q1’11 EPS of EUR 0.2367 in Q1’11

1 Solid profit generation 6 _____ .... underpinned by our diversification advantage which allows growth in a igh percentage of the Group Mature markets Emerging markets Continental Europe Brazil EUR million Constant US$ mill.; continued operations Q1’11 Attributable profit(1) 1,227 +15.7% 1,216 1,054 1,050 In euros -14.1% Portugal SAN network Q1’10 Q1’11 Q1’10 Q1’11 3%+ Banesto Attributable profit: +12.2% Global 13% Europe Restructuring mature 8% 25% Emerging markets markets (UK+Sov.) SCF 12% Latam ex-Brazil Constant EUR million Constant US$ mill.; continued operations 17% 18% +14.0% 798 +8.4% 619 699 571 UK 4% Sovereign Q1’10 Q1’11 Q1’10 Q1’11 Attributable profit: +26.6% (1) Over operating areas Q1’11 attributable profit

1 Solid profit generation. Higher revenues 7 Higher activity with spreads recovering Higher basic revenues in the quarter ... % Y-o-y change in constant EUR Constant EUR million. Excluding perimeter and exchange rate impact Loans Deposits excl. Repos Net interest income + fee income + insurance +17 +16 9,955 9,885 9,900 +11 +4 9,688 9,678 +3 Mar’10 Dec’10 Mar’11 -4 Mar’10 Dec’10 Mar’11 Q1’10 Q2 Q3 Q4 Q1’11 Spreads ... mainly due to the change of trend in Spain % and the good performance of Brazil 4.02 3.97 4.03 Total Red SAN + Banesto Brazil 3.90 3.86 EUR million Constant EUR million 3.76 3.81 Loans 3.67 3.65 3,798 3.48 3,604 3,420 3,472 1,785 3,364 0.42 1,630 0.35 1,537 1,562 0.22 1,455 0.21 0.21 Deposits Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11

2 Solvency ratios 8

Very solid capital ratios, appropriate for our business model and risk profile


Grupo Santander Core capital
8.80
+0.21
+0.38
+0.28
-0.01
9.66
Dec'10
Organic generation
Lower RWA
Convertible bonds Brazil / Qatar
Others*
Mar'11

(*) Incorporating SEB, disposal of Chile's minority interests: 1.9% and proprietary trading

3 Credit quality 9 Lower NPL entries and risk premium in the Group and in the main units ... Net NPL entries(1). Total Group Risk premium(2). Total Group EUR billion % 5.3 2.2 2.1 3.4 3.1 1.5 Q1’09 Q1’10 Q1’11 Q1’09 Q1’10 Q1’11 Net NPL entries(1). Main units Risk premium(2). Main units Base 100: Q1’09 % Spain UK LatAm Sovereign Spain UK LatAm Sovereign 95 89 4.7 85 4.2 3.4 61 2.6 52 1.9 1.7 1.6 35 34 1.1 0.9 0.3 0.2 -2 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’09 Q1’10 Q1’11 Q1’09 Q1’10 Q1’11 Q1’09 Q1’10 Q1’11 Q1’09 Q1’10 Q1’11 (1) Excluding perimeter and exchange rate (2) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk.

3 Credit quality 10 _____ .... reflecting an NPL RATIO stabilising at Group level and already lower in all large units, except Spain Group Total Continental Europe % % Spain SCF 5.12 5.23 5.13 3.34 3.37 3.42 3.55 3.61 4.95 4.57 4.63 4.24 3.88 3.59 3.71 Mar’10 Jun’10 Sep’10 Dec’10 Mar’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 United Kingdom and USA Latam % % UK SOV Brazil ex-Brazil 5.14 5.11 5.04 5.01 4.97 4.80 4.91 4.85 4.61 3.09 3.02 3.11 3.07 2.94 4.15 1.88 1.85 1.77 1.76 1.75 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11

3 Credit quality 11 In the last quarter COVERAGE RATIOS remained stable or improved in general terms Group Total Continental Europe % % Spain SCF 128 122 122 74 75 108 111 73 73 71 68 64 65 58 53 Mar’10 Jun’10 Sep’10 Dec’10 Mar’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 United Kingdom and USA Latam % % UK SOV Brazil ex-Brazil 122 121 113 110 114 82 100 101 104 75 98 98 67 72 65 46 46 48 46 45 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11 M’10 J’10 S’10 D’10 M’11

4 Liquidity 12 Comfortable liquidity position backed by prudent funds capturing policy Group total: funds capturing and allocation Group’s liquidity ratios EUR billion Loans / Deposits (%) Year 2010 Q1’11 147 20 +75 150 +20 135 72 117 115 0 Dec’08 Dec’09 Dec’10 Mar’11 Allocations Capturing Allocations Capturing Dep.+ M-L term financing / Loans (%) Q1’11 performance Reduction of commercial gap by € 14.7 bill. 115 117 3/4 More deposits (+4.4 bill.), less loans (-10.3 bill.) 104 106 Very prudent policy of issues 3/4 M/L term issues (€ 15.2 bill.) vs. maturities (€ 10.2 bill.) 3/4 Moreover, € 4.2 bill. of securitisations in the market Dec’08 Dec’09 Dec’10 Mar’11 High discount capacity available at central banks: around EUR 100 billion Allocations: change in loans to customers + maturities of M/L term issues Funds capturing: change in customers deposits + placement of M/L term issues

5 Better strategic positioning 13 Active management and enhancement of business portfolio Germany: Base for growth in retail banking beyond consumer business SEB retail 3/4 x2 points of sale (up to 400) business 1stconsolidation: 31 January 2011 Poland: IPO success: 95.67% of capital Bank Zachodni Relevant presence in the country thanks to the combination of BZWBK + SCF WBK 1stconsolidation: 1 April 2011 Latin America: Creating a holding + distribution agreement strategic alliance 100% business valuation: US$4.1 bill. with Zurich in Estimated capital gains: US$1.21 bill. bancassurance (pending materialisation)

Agenda Group highlights Q1’11 Q1’11 Results - Group - Business areas 2011 Main trends Appendix

Grupo Santander Results. Q1’11 15 Var. / Q1’10 % excl. fx and EUR Mill. Q1’11 Amount % perimeter** Net interest income 7,514 +392 +5.5 -2.1 Fees 2,595 +269 +11.5 +3.5 Trading gains and other* 744 -68 -8.4 -11.9 Gross income 10,852 +592 +5.8 -1.6 1 Operating expenses -4,824 -561 +13.2 +6.5 2 Net operating income 6,029 +32 +0.5 -7.3 Loan-loss provisions -2,188 +249 -10.2 -15.1 3 Net op. income net of LLPs 3,841 +280 +7.9 -2.0 Greater fiscal pressure and provisions Consolidated profit 2,349 -78 -3.2 -12.7 Attributable profit 2,108 -107 -4.8 -14.2 (*) Including dividends, equity accounted income and other operating results (**) Incorporating AIG, 2 months from SEB and US portfolios

Grupo Santander Results 16 Solid revenues and differentiated management of costs reflect the different momentum of the various countries 1 2 Gross income Costs by unit EUR million excl. perimeter and exchange rate impact +6% Var. (%) / Q1’10 Var. (%) / Q4’10 10,852 10,260 10,614 10,563 10,613 -0.7 -2.4 SAN network +2% Banesto -1.2 -0.9 SCF +1.1 -2.0 Portugal +1.7 -6.3 Q1’10 Q2 Q3 Q4 Q1’11 UK (in £) +2.1 +2.3 Cont. Europe UK Brazil Latam ex-Brazil SOV Brazil (in reales) +12.7 +2.3 EUR billion £ billion Constant US$ billion US$ billion Mexico (in pesos) +2.4 -5.6 +11% -2% 4.8 5.4 Chile (in pesos) +8.8 -1.2 +3% 3.9 3.8 -7% +8% 2.2 2.2 Sovereign (in US$) +6.8 -0.2 1.4 1.3 0.7 0.8 Group +6.5 +1.1 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11

Grupo Santander Results 17 3 Lower PROVISIONS at Group level due to fall in specific ones in all large units Specific provisions Net loan-loss provisions1 EUR million EUR million 2,811 -10% 2,597 2,935 2,436 2,483 2,404 2,188 -9% Q1’10 Q1’11 Q1’10 Q2 Q3* Q4 Q1’11 Use of generic provisions (*) Aplicación Circular 3/2010 del Banco de España EUR million Cont. Europe UK Brazil Latam ex-Brazil SOV EUR billion £ billion Constant US$ billion US$ billion +1% -13% 1.4 1.4 -372 -412 -34% -50% -42% 0.7 0.6 0.4 0.3 0.2 0.1 0.2 0.1 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 Q1’10 Q1’11 (1) Including country-risk

Agenda Group highlights Q1’11 Q1’11 Results - Group - Business areas 2011 Main trends Appendix

EUROPE

Continental Europe main units. Q1’11 Results 20 EUR mill. and % / Q1’10 Networks impacted by environment and higher financing cost, but improved trend. Very positive trend of Santander Consumer Finance Gross income: Net operating income: Attributable profit: 3,810 mill.; -2.2% 2,260 mill.; -8.3% 1,054 mill.; -14.1% SAN -9% 588 -15% 274 -31% 1,100 network 527 -18% 273 -29% 101 -50% Banesto -21% 90 -34% Portugal 282 -12% 151 -10% 307 -20% 222 230 -23% Other 467 583 328 GBM GBM GBM Santander Consumer 1,319 +22% 920 359 +90% +17% Finance

Santander Branch Network. Q1’11 21 In Q1’11, improved underlying business underpinned by higher gross income, lower costs and specific loan-loss provisions Activity Net operating income / provisions Var. Mar’11 / Mar’10 Net interest inc. / ATAs EUR million % Net operating 691 +7% income 576 588 497 Provisions 462 3.06 2.69 2.77 2.55 2.52 -3% 555 Net operating income after 397 403 provisions 239 -56 Loans Deposits Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3* Q4 Q1’11 (*) Application of Bank of Spain Circular 3/2010 Basic revenues1 Attributable profit EUR million EUR million 1,184 399 1,060 1,072 300 1,002 974 274 178 -30 Q1’10 Q2 Q3* Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (*) Application of Bank of Spain Circular 3/2010 (1) Net interest income + fee income + insurance

Banesto. Q1’11 22 Banesto shows the same underlying results than Santander Branch Network Activity Net operating income / provisions EUR million Var. Mar’11 / Mar’10 Net interest inc. / ATAs Net operating income 384% 362 +15% 317 312 Provisions 1.44 273 1.31 1.21 1.13 1.05 302 270 Net operating -3% income after 172 Loans Deposits* Q1’10 Q2 Q3 Q4 Q1’11 provisions 34 61 (*) Excluding Repos Q1’10 Q2 Q3* Q4 Q1’11 (*) Application of Bank of Spain Circular 3/2010 Basic revenues1 Attributable profit EUR million EUR million 601 570 203 535 182 481 489 101 27 6 Q1’10 Q2 Q3* Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (*) Application of Bank of Spain Circular 3/2010 (1) Net interest income + fee income + insurance

Lending portfolio in Spain. Performance 23 Lending portfolio Real estate & constr. purpose. Balances EUR Billion EUR million TOTAL -3.6% Mar’11 Dec’10 Var. 245 236 -2.5% 230 Public sector 10 12 12 Finished buildings 12,680 12,709 -29 Household mortgages 64 61 60 Buildings under constr. 2,119 2,548 -429 Other loans to individuals 31 30 28 Developed land 3,450 3,678 -228 Companies without Building land 1,750 2,023 -273 real estate construct, 108 106 103 purposes Other land 193 252 -59 Real estate & W/o mortg. guarantee 5,913 6,124 -211 construct. purposes 31 27 -4% 26 -12% Dec’09 Dec’10 Mar’11 Total 26,105 27,334 -1,229 Real estate & constr. purpose. Coverage NPL ratio EUR million % Risk Coverage 18.9 17.0 Real estate / constr. purpose(1) Amount Amount % 11.1 NPLs 4,934 1,524 31 4.2 4.6 Total portfolio Spain Substandard 4,635 516 11 3.4 3.1 3.3 Other portfolio 2.4 Generic 369 2.5 2.4 Household mortgages 2.2 Total 9,569* 2,409 25 Dec’09 Dec’10 Mar’11 (*) All of substandard and 50% of the bad loans are up-to-date with payments. (1) NPL ratio calculated over consolidated balances, excluding intragroup

Foreclosed real estate assets 24 In Q1’11, limited increased in the net amount of foreclosed assets (EUR 156 mill.) and higher coverage (32%), mainly because of land Foreclosed real estate assets Stock structure EUR million EUR million Gross Net amount Coverage amount 7,882 Total 7,509 Finished buildings 3,333 25% 2,500 2,531 Coverage 2,314 Buildings under constr. 711 25% 533 Developed land 2,272 38% 1,409 5,351 Building land 1,322 42% 767 Net 5,195 Other land 244 42% 142 Total 7,882 32% 5,351 Dec’10 Mar’11

Portugal. Q1’11 25 Active and prudent management amid a sharp business slowdown Activity Net operating income after provisions Var. Mar’11 / Mar’10 EUR million Net interest inc. / ATAs +32% Net operating 192 188 income Provisions 151 1.49 138 132 1.40 1.37 1.39 1.38 Net operating income after 176 provisions 145 -8% 125 118 94 Loans Deposits* Q1’10 Q2 Q3 Q4 Q1’11 (*) Excluding Repos Q1’10 Q2 Q3 Q4 Q1’11 Basic revenues1 Attributable profit EUR million EUR million 137 293 289 123 274 273 108 262 88 90 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (1) Net interest income + fee income + insurance

Portugal. Macroeconomic environment 26 Economy growing slowly over the Latest events last 10 years H2’10: additional measures to 2010 budget GDP: latest full cycle vs. current crisis 3/4 Tax rises (VAT, tax on individuals & legal entities) in June and review of social expenditure in Q4’10 Expected moderate +1.5% falls in GDP growth: -1% on average March-April 2011: Measures, rejections, ... 2011-13 -0.4% 3/4 Proposal (higher taxes, costs cuts) rejected by Parliament (23 Mar.) 2000-2007 2008-2010 3/4 Lower ratings in general terms Unemployment: limited increase during the crisis 3/4 Review of 2010 deficit estimate (31 Mar.) 3/4 Requested financial support from EFSF (6 Apr.) Forecast: 2011-13: 10% / 12% Next steps to be taken: +9,4% +6,2% 3/4 May: rescue funds expected to be approved by Eurogroup 3/4 June: general elections (5-J), new government, 2000-2007 2008-2010 rescue funds to be received

Portugal: Q1’11 27 Portugal accounts for 3-4% of the Group Liquidity position Balance sheet Mar’11 Profit Q1’11 Loans / Deposits + M-L term Deposits (%) financing / Loans (%) 216 101 98 139 136 87 4% 3% Lending portfolio: EUR 30 billion Dec’09 Dec’10 Mar’11 Dec’09 Dec’10 Mar’11 Construction and Expected evolution of commercial gap (2011) real estate EUR billion 4% +2.0 Companies excl. construc. & real 34% estate +1.0 Household In Q1’11: mortgages 54% € 0.6 Bill. 7% 1% Other loans to individuals -1.0 Public Sector Loans Deposits Total Portuguese public debt: EUR 1.6 billion M/L term maturities in 2011: € 1.5 Bill.

Lending portfolio in Portugal. Performance 28 Portfolio performance Mortgages Bn. euros First residence -6.4% -1.3% TOTAL 32.8 30.7 30.3 Public sector 0.3 0.3 0.3 93% 7% Second residence Household mortgages 16.2 and other 16.4 16.4 Other loans to Average LTV: 59% individuals 2.3 2.3 2.2 Companies w/o real estate/ construction. 12.7 Companies 10.5 10.2 Real estate/ construc, 1.3 1.2 1.2 EUR million Balances NPLs Dec’09 Dec’10 Mar’11 SMEs 3,490 3.1% Companies 4,638 0.7% NPL ratio Large companies 2,030 0.2% % Total 10,158 1.3% 18.1 Real estate / constr. 18.4 purposes Lending to real estate and construction 10.5 3.0 Total portfolio 2.9 2.5 Household mortg. 2.3 2.6 2.7 Building land: 7% Housing 2.2 Other portfolio 93% 83% Other land: 2% 1.5 1.8 Non-housing buildings: 4% Dec’09 Dec’10 Mar’11 Other: 4% Coverage ratio Mar’11 = 62%

Santander Consumer Finance Q1’11 29 Sharp profit increase underpinned by the main units Activity Results Volumes Net interest income / Net operating income / provisions provisions (% / ATAs) Var. Mar’11 / Mar’10 EUR million 5.25 Net +37% 4.94 interest 890 920 income Net 825 860 operating 786 2.05 income +21% 3.58 2.89 Provisions 1.67 Provisions 592 Net operating 354 363 income after 288 339 Loans Deposits Q1’10 Q1’11 provisions Net loans = EUR 70 billion (+21%) Q1’10 Q2 Q3 Q4 Q1’11 EUR billion Var. Mar’11 / Mar’10 Profit. Quarterly performance Germany 29 +38% EUR million USA 10 +64% 359 Spain 7 -13% Italy 8 -2% 189 206 205 210 Nordic countries 6 +14% Other Euro zone 4 +8% UK 3 +19% Poland 3 +21% Q1’10 Q2 Q3 Q4 Q1’11

30 UNITED KINGDOM

United Kingdom Q1’11 31 Lower year-on-year revenues and profits very impacted by regulatory changes Attributable profit: £ 419 mill. Net operating income (EUR 491 mill.) £ million Var. Q1’11 / Q1’10 in £ (%) Excl. regulatory impacts* 830 Total 825 805 741 729 Global Gross businesses -6.5% +0.7% income UK Retail 722 720 714 642 632 Expenses +2.1% +2.1% Q1’10 Q2 Q3 Q4 Q1’11 Net op. Attributable profit -12.2% -0.1% Income £ million 428 447 435 Net op. 419 Income +3.1% 374 +19.4% after LLPs Attributable -2.2% +20.5% profit Q1’10 Q2 Q3 Q4 Q1’11 (*) Excluding impacts from liquidity and FSCS and Bank Levy

United Kingdom Q1’11 32 Activity Results Mortgages Loans to compan. Deposits(1) Gross income Bill. £ Bill. £ Bill. £ £ million 162 165 1,375 1,380 1,348 153 1,284 1,285 +2% 25 27 147 +6% 5 4 +4% 20 23 +13%(2) Mar’10 Mar’11 Mar’10 Mar’11 Mar’10 Mar’11 Q1’10 Q2 Q3 Q4 Q1’11 Core Non core Net operating income / provisions Net interest inc. / provisions (% /ATAs) £ million Var.Q1’11 / Net interest Net operating Q1’10 1.44 1.44 1.44 1.43 1.39 income (excl. income 830 825 805 liquidity 741 729 -12.2% impact) Provisions 1.42 1.40 1.35 1.30 Net interest Net operating 0,33 1.24 income income after 623 +3.1% 0,30 593 601 587 611 provisions 0,24 0,20 0,15 Provisions Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 Note: Activity data in local criteria. (1) Including retail deposits, from companies and structured products. Also, GBM balances and other non-core deposits for 6.010 million at March 2011. (2) Growth in loans to SMEs: +29%

33 BRAZIL

Brazil Q1’11 34 Sharp profit increase spurred by faster growth of activity and basic revenues. Very good performance of retail banking Attributable profit: US$1,001 mill. Net operating income (EUR 732 mill.) Constant US$ million % change in constant US$3,305 3,385 Total 3,067 3,040 3,158 Global businesses Basic revenues +12.9 2,759 2,665 Retail 2,490 2,583 banking 2,457 Gross income +11.2 Q1’10 Q2 Q3 Q4 Q1’11 Expenses +12.7 Attributable profit Net op. Income +10.4 Constant US$ million 1,060 1,037 1,001 892 937 Net operating inc. after +18.3 LLPs Attributable profit +12.2 Q1’10 Q2 Q3 Q4 Q1’11 Profit before minority interests: +15.7%

Brazil Q1’11 35 Activity (1) Results Total loans Mar’11 / Mar’10 Basic revenues Y-o-y % change Constant US$ million Y-o-y % change +28% +18% +22% 5,192 +12.9% +16% +12% 4,927 +8% 4,748 4,676 4,600 +5.9% -5% Individual Consumer Businesses Corporate + Dec’09 Dec’10 Mar’11 customers finance + companies GBM Q1’10 Q2 Q3 Q4 Q1’11 2010 Q1’11 Net interest inc. / Net operating income after provisions Deposits provisions (% s/ATAs) Constant US$ million Y-o-y % change Var.Q1’11/Q1’10 3,305 3,385 +10.4% 7.93 7.44 Net interest Net operating 3,067 3,040 3,158 income income +15% +13% 4.77 4.79 Provisions 3.16 Net operating 2,021 2,012 1,956 +18.3% 2.65 Provisions income after 1,654 1,708 -5% provisions Dec’09 Dec’10 Mar’11 Q1’10 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (1) Local currency

36 LATAM ex-BRAZIL

Latin America ex-Brazil. Q1’11 37 Sharp profit increase spurred by retail banking: faster growth of activity, improved basic revenues and lower cost of credit Attributable profit: US$ 735 mill. Attributable profit by country (EUR 537 million) % change in constant US$ Constant US$ million Basic revenues +6.2 Var. (%) / Q1’10 Gross income +2.6 Expenses +10.9 Mexico* 350 +68.4% Net op. Income -2.8 Chile 222 +13.3% Net op. income after LLPs +12.1 Argentina 95 +9.6% Attributable profit* +26.6 Colombia 15 +0.4% Attributable profit P. Rico 11 -8.3% Constant US$ million 753 735 Uruguay 6 705 -71.8% 581 577 Other -6 — BPI 42 -3.0% Q1’10 Q2 Q3 Q4 Q1’11 (*) Excluding minority interest, Mexico +27.1% and Total +14.0%

Latin America ex-Brazil. Q1’11 38 Activity (1) Results Total loans Mar’11 / Mar’10 Basic revenues Y-o-y % change Constant US$ million Y-o-y % change +22% +32% +14% +19% +20% +15% 2,104 2,088 +12% 2,059 2,041 +6.2% 1,966 +3.7% -6% -13% Dec’09 Dec’10 Mar’11 M ortgag. Consumer Cards Companies GBM Cards Q1’10 Q2 Q3 Q4 Q1’11 2010 Q1’11 ex-M ex. M exico Net interest inc. / Net operating income after provisions Deposits provisions (% / ATAs) Constant US$ million Var.Q1’11/Q1’10 Y-o-y % change Net operating 1,310 1,289 1,273 4.07 income 1,249 1,217 -2.8% 3.85 Net interest +13% +13% income Provisions 2.85 3.10 Net operating 1,006 932 992 +12.1% 1.22 886 894 0.75 income after -12% Provisions provisions Dec’09 Dec’10 Mar’11 Q1’10 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (1) Local currency

Mexico. Q1'11

39

Change of trend in revenues and lower provisions needs pushed up profit. Furthermore, positive impact from minority interests

Attributable profit: US$ 350 mill. (EUR 256 mill.)

Q1'11 / Q1'10 change in constant US$


Basic revenues
+3.2%
Gross income
+0.1%
Expenses
+2.4%
Net op. Income
-1.3%
Net op. Income after LLPs
+29.9%
Attributable profit
+68.4%

Activity and profitability(1)

Loans


-11%
+15%
+29%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10

Deposits


-7%
+18%
+16%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10

Net interest inc. / provisions (% / ATAs)


4.22
3.95
Net int. income
2.76
3.33
1.46
0.62
Provisions
Q1'10
Q1'11

Net operating income after provisions

Constant US$ million


336
343
374
282
437
Q1'10
Q2
Q3
Q4
Q1'11
+13.5%
+29.9%
2010
Q1'11

(1) Local currency

Santander

Chile Q1'11

40

Similar trends to those in Mexico enable net operating income and profit to grow at a faster pace

Attributable profit: US$ 222 mill. (EUR 162 mill.)

Q1'11 / Q1'10 change in constant US$


Basic revenues
+3.2%
Gross income
-0.1%
Expenses
+8.8%
Net op. Income
-4.7%
Net op. Income after LLPs
+13.7%
Attributable profit
+13.3%

Activity and profitability[1]


Loans
-6%
+14%
+17%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10
Deposits
-13%
+5%
+18%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10
Net interest inc. / provisions (% s/ATAs)
4.32
3.86
Net int. income
2.91
3.06
1.41
0.80
Provisions
Q1'10
Q1'11

Net operating income after provisions

Constant US$ million


300
335
372
355
340
Q1'10
Q2
Q3
Q4
Q1'11
+10.4%
+13.7%
2010
Q1'11

(1) Local currency

Santander

41 SOVEREIGN

Sovereign Q1'11 42

The franchise profitability was consolidated: improved revenues, commercial activity and credit quality

Attributable profit: US$ 176 mill. (EUR 128 mill.)

Var. Q1'11 / Q1'10 in US$



Gross income
+8.4%
Expenses
+6.8%
Net op. Income
+9.6%
Net op. Income after LLPs
+86.0%
Attributable profit
+84.3%

Activity and profitability

Loans



-12%
-1%
+3%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10

Deposits



-8%
-4%
+12%
Dec'09 / Dec'08
Dec'10 / Dec'09
Mar'11 / Mar'10

Net interest inc. / provisions (% / ATAs)



3.24
3.32
Net int. income
1.93
2.57
1.31
0.75
Provisions
Q1'10
Q1'11

Attributable profit

US$ million



95
132
157
178
176
Q1'10
Q2
Q3
Q4
Q1'11

Note: Loans data (excluding securitisations) and deposits under US GAAP

Santander

43 CORPORATE ACTIVITIES

Corporate Activities 44 More negative contribution because of funding costs and higher coverage of foreclosed real estate assets Attributable profit (Q1’11 vs. Q1’10) Main impacts: EUR million Net interest income -118 Gains on financial transactions -19 Other results and provisions -127 Other items -6 Total impact on profit: -270

Agenda 45 Group highlights Q1’11 Q1’11 Results - Group - Business areas 2011 Main trends Appendix

Main trends for the coming quarters 46 Better revenues performance Spain NPLs close to the peak and lower specific provisions Moderate impact on commercial revenues and non-performing Portugal loans from the country’s situation SCF Very solid trend for 2011: growth rates between 20%-30% Solid evolution of recurring profit in a difficult environment UK Accounting profit impacted by regulatory changes Business is gathering speed and lower credit cost Latam Pressure on costs in the region Good evolution of NPLs in a low credit demand environment Sovereign Improved performance and deposits mix Positive outlook as most of the Group is improving the underlying business

Agenda 47 Group highlights Q1’11 Q1’11 Results - Group - Business areas 2011 Main trends Appendix

48 Appendix Group balance sheet Secondary segments results Main units spreads, NPL and coverage ratios

49 Group Balance Sheet

Main trends of the Group’s balance sheet 50 Retail balance sheet, appropriate for the business nature, of low risk, liquid and well capitalised Balance sheet at March 2011 1 Lending: 59% of balance sheet EUR billion 1,209 1,209 2 Cash, Central Banks and credit Credit institutions: 16% Cash and credit 190 2 institutions 145 institutions Derivatives 3 Derivatives 78 69 38 Other 3 Derivatives (with counterpart on AFS Portfolio 73 4 Trading portfolio 64 the liabilities side): 6% of balance Other* 99 56 sheet Customer 621 Deposits 4 Available for sale portfolio (AFS): 6% Loans to customers 714 1 Issues and 221 5 Trading portfolio: 5% subordinated liabilities Shareholders’ equity & fixed liabilities 106 6 Other (goodwill, fixed assets, Assets Liabilities accruals): 8% (*) Other assets: Goodwill EUR 25 bill., tangible and intangible assets 15 bill., other capital instruments at fair value 8 bill., accruals and other accounts 51 bill.

51 Secondary segments results

52

Retail Banking

Improved trend in gross income and net operating income backed by lower provisions

Retail Banking

Var. Q1'11 / Q1'10 in euros (%)


Excl. fx and perimeter
Gross income
+7.9%
+0%
Expenses
+13.2%
+6%
Net op. Income
+4.4%
-3%
Net op. Income after LLPs
+18.4%
+9%
Attributable profit
+11.5%
+3%

Net operating income

EUR million


+4%
5,448
5,640
5,621
5,380
5,685
+6%
Q1'10
Q2
Q3
Q4
Q1'11

Attributable profit

EUR million


+12%
1,957
2,080
1,754
1,789
2,183
+22%
Q1'10
Q2
Q3
Q4
Q1'11

Global Wholesale Banking (GBM) 53 Recurring model focused on customers and with a low risk profile Solid revenues generation ... ... based on a diversified product portfolio By customer revenues Gross income (mill. €) Gross income (mill. €) -2% 1,364 1,364 Total 1,303 1,337 TOTAL 1,337 1,230 1,252 Trading 282 104 210 188 162 Trading 282 -25% 210 -14% 145 Equities 169 12 Investment banking 12 +3% Customers 1,199 1,127 1,082 1,042 1,090 387 Hedging of interest / 376 +3% exchange rates +4% Q1’10 Q2 Q3 Q4 Q1’11 526 +11% 583 Corporate banking* _____ .... in our core markets ... Q1’10 Q1’11 Spain, Brazil and the UK generate around 73% of customer revenues Customer revenues (*) Includes Global Transaction Banking and Credit

Global Wholesale Banking (GBM) 54 Higher profit than in the three previous quarters, thanks to faster growth of customer revenues Net operating income Attributable profit EUR million EUR million -8% +9% -10% 1,023 922 943 +10% 865 714 848 641 586 584 548 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11

Asset Management and Insurance 55 High contribution to the Group via revenues and profits: 10% revenues of the Group’s operating areas (+20% / Q1’10) Asset Management Insurance Total PBT+ paid fees to networks: EUR 773 mill. Total revenues / Managed assets Assets (*) Var. / Q1’10 (const. €) EUR billion % annualised Brazil 316 +64% Spain 111 -4% 124 124 117 1.01% 1.00% Germany 97 +14% 101 Other Europe 84 -9% Other Latam 113 +50% D’08 D’09 D’10 M’11 Q1’10 Q1’11 UK 43 -9% (*) Including fees paid to the networks Sovereign 9 +34% Attributable profit to the Group1 Attributable profit to the Group1 EUR million EUR million 102 99 98 96 87 21 21 22 17 17 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 (1) After deducting expenses and fees paid to the networks

56 Main units spreads and NPL ratios

Continental Europe. Main units spreads 57 (%) SAN Branch Network Banesto Retail Banking 2.60 2.04 1.87 1.89 1.95 2.20 2.00 1.92 1.99 2.03 2.10 1.90 2.02 1.94 1.83 1.83 1.65 1.67 1.41 1.47 0.50 0.10 0.04 0.06 0.05 0.18 -0.35 -0.51 -0.52 -0.36 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 6.72 6.94 6.69 5.90 6.19 1.85 1.92 2.03 2.11 2.08 1.76 1.82 1.82 1.88 1.96 0.09 0.10 0.21 0.23 0.12 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 Loans Deposits Total

Continental Europe. NPLs and coverage ratios 58 Banco Santander* Banesto 66% 61% 61% 54% 49% 61% 58% 60% 54% 52% 3.61% 3.65% 3.79% 4.24% 4.68% 3.13% 3.49% 3.83% 4.11% 4.31% Mar’10 Jun Sep Dec Mar’11 Mar’10 Jun Sep Dec Mar’11 NPLs Coverage NPLs Coverage Santander Consumer Portugal 108% 111% 122% 128% 122% 64% 69% 60% 62% 65% 5.12% 5.23% 5.13% 4.95% 4.63% 2.90% 3.03% 2.32% 2.40% 2.43% Mar’10 Jun Sep Dec Mar’11 Mar’10 Jun Sep Dec Mar’11 NPLs Coverage NPLs Coverage (*) Santander Branch Network NPL ratio was 5.99% and coverage 50% as of March 2011

United Kingdom. Spreads and NPL ratios 59 (%) Spreads Retail Banking NPLs and coverage 2.20 2.28 2.34 2.05 2.13 (*) 1.99 1.99 2.03 2.03 2.04 46% 46% 48% 46% 45% -0.06 -0.14 -0.17 -0.25 -0.30 1.88% 1.85% 1.77% 1.76% 1.75% Q1’10 Q2 Q3 Q4 Q1’11 Mar’10 Jun Sep Dec Mar’11 Loans Deposits Total NPLs Coverage (*) UPLs coverage 100%

Spreads main countries Latin America 60 (%) Retail Banking Brazil Retail Banking Mexico 16.13 16.23 15.81 15.42 15.84 12.08 11.42 11.23 10.98 10.67 15.26 15.29 14.73 14.29 14.72 10.03 9.50 9.20 8.93 8.58 0.87 0.94 1.08 1.13 1.12 2.05 1.92 2.03 2.05 2.09 Q1’10 Q2 Q3 Q4 Q1’11 Q1’10 Q2 Q3 Q4 Q1’11 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.49 7.33 7.03 6.69 7.47 5.24 5.03 4.76 4.52 4.38 3.09 2.25 2.30 2.27 2.17 Q1’10 Q2 Q3 Q4 Q1’11 Loans Deposits Total

Latin America. NPLs and coverage ratios 61 Brazil Mexico 100% 98% 98% 101% 104% 268% 257% 199% 215% 234% 5.04% 5.01% 4.97% 4.91% 4.85% 1.86% 1.77% 2.20% 1.84% 1.58% Mar’10 Jun Sep Dec Mar’11 Mar’10 Jun Sep Dec Mar’11 NPLs Coverage NPLs Coverage Chile 99% 97% 94% 89% 89% 3.36% 3.31% 3.58% 3.74% 3.80% Mar’10 Jun Sep Dec Mar’11 NPLs Coverage

Sovereign. Spreads and NPL and coverage ratios 62 (%) Spreads NPLs and coverage 2.88 2.95 2.94 2.66 2.61 67% 72% 75% 82% 64% 2.04 2.08 2.16 1.94 1.96 0.94 0.99 0.62 0.78 5.14% 5.11% 4.80% 4.61% 4.15% 0.53 Q1’10 Q2 Q3 Q4 Q1’11 Mar’10 Jun Sep Dec Mar’11 Loans Deposits Total NPLs Coverage

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 29, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President